Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meeting for the iShares Dow Jones U.S. Financial Sector Index Fund was adjourned until November 19, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Dow Jones U.S. Basic Materials Sector	5,907,842	74,421	96,901	-
Dow Jones U.S. Consumer Goods Sector	2,554,434	40,418	31,619	845,808
Dow Jones U.S. Consumer Services Sector	1,431,783	12,407	10,010	255,191
Dow Jones U.S. Financial Sector	4,256,170	100,699	84,798	1,077,848
Dow Jones U.S. Industrial Sector	1,803,518	60,860	36,993	652,509
Dow Jones U.S. Financial Services	2,624,707	40,458	41,315	620,306
Dow Jones U.S. Real Estate	26,432,272	1,418,571	507,563	-
FTSE KLD Select Social	1,342,781	29,144	38,147	-
FTSE KLD 400 Social	905,837	20,853	13,327	120,660
Cohen & Steers Realty Majors	15,309,503	1,886,134	205,391	-

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.